EXHIBIT 12	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended

In Millions	May 28, 2006	May 29, 2005	May 30, 2004	May 25, 2003	May 26, 2002

Earnings before Income Taxes and After-tax Earnings from Joint Ventures	$1,567	$1,815	$1,509	$1,316	$667
Plus: Earnings from Joint Ventures before Income Taxes	93	121	100	81	40
Plus: Fixed Charges (1)	463	524	569	619	468
Less: Capitalized Interest	(1)	(3)	(8)	(8)	(3)

Earnings Available to Cover Fixed Charges	$2,122	$2,457	$2,170	$2,008	$1,172

Ratio of Earnings to Fixed Charges	4.58	4.69	3.81	3.24	2.50

(1) Fixed Charges:
Interest and Minority Interest Expense, Gross	$428	$488	$537	$589	$445
Rentals (1/3)	35	36	32	30	23

Total Fixed Charges	$463	$524	$569	$619	$468

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before taxes and after-tax earnings of joint ventures, plus pretax earnings or losses of joint ventures, fixed charges and less capitalized interest. Fixed charges represent gross interest expense and subsidiary preferred distributions to minority interest holders, plus one-third (the proportion deemed representative of the interest factor) of rent expense.